Mail Stop 4561

August 24, 2005

Shaun D. O'Brien
Chief Financial Officer
IDS Managed Futures, L.P.
233 South Wacker Drive, Suite 2300
Chicago, IL 60606

      Re: IDS Managed Futures, L.P.
              Form 10-K/A for the fiscal year ended December 31, 2004
              Filed August 19, 2005
              File No. 0-16515

Dear Mr. O'Brien:

We have completed our review of your Form 10-K/A and have no further comments at
this time.

                Sincerely,

                Steven Jacobs
                Branch Chief